May 10, 2006

Securities and Exchange Commission
Station Place
100 F Street N.E.
Washington, D.C. 20002

Attn:	Yong Kim
William Choi

Re: Cosmo Communications Corporation File No. 0-11968

Ladies and Gentlemen:

We are in receipt of your letter to Cosmo Communications Corporation (the “Company”) dated May 5, 2006. For ease of reference, we have reproduced your additional comments which are then followed by our responses.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

1.	Please acknowledge the following by including these statements in your response letter:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

and;

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

The company acknowledges:

•	that we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

and;

•	that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Statements of Earnings, page 19

2.
We have reviewed your response to prior comment 9. We believe the portion of the advertising and handling allowances attributable to preferred shelf space should be accounted for as a reduction of revenues in your income statement since shelf space provided by your customers cannot be sufficiently separable from the purchase of your products. As explained in Example 9 in Exhibit 01-9A, payments made to vendors for product placement do not meet the separabillty criteria in paragraph 9a since:

•	The benefit received cannot be separated from the arrangement to sell goods to the vendor, and

•	You could not enter into such an arrangement with a party other than a reseller of your products.

Please tell us the amount of preferred shelf space allowances included in selling and administrative expenses for all periods presented in your March 31, 2005 Form 10-K. Additionally, tell us if you separately track the amount of advertising and handling allowances granted between advertising and preferred share space.

Response

Upon further analysis, discussions with appropriate staff and review of the agreement with our customer, we have determined that the portion of the allowance attributable to preferred shelf space is very insignificant. In fact, the customer gives their more costly preferred shelf space to other suppliers dealing in goods such as food, beverage and other groceries. Although our agreement with the customer does not quantify the portion attributable to preferred shelf space, we are certain that this amount is trivial in determining the appropriate classification.

We suggest that in the future we refer only to the meaningful allowance relating to advertising.

Please contact the undersigned with any further comments or questions you may have.

Very truly yours,

Carol Atkinson